Filed Pursuant to Rule 424(b)(3)
Registration No. 333-114802

PROSPECTUS SUPPLEMENT NO. 9
(To Prospectus dated April 4, 2005)

43,328,933 Shares

Fieldstone Investment Corporation

Common Stock

We are a self-managed, fully integrated mortgage banking company that owns and manages a portfolio of non-conforming mortgage loans originated primarily by our mortgage origination subsidiary, Fieldstone Mortgage Company.  We have elected to be taxed as a real estate investment trust for federal income tax purposes.

Our common stock trades on the NASDAQ National Market under the symbol “FICC.” On January 18, 2006, the last reported sale price of our common stock was $12.70 per share. The following table sets forth, for the first, second, third and fourth quarters of 2005 and the first quarter of 2006 (through January 18, 2006), the high and low closing sale prices for our common stock as reported on NASDAQ:

	High	Low
2005
First Quarter	$17.00	$13.96
Second Quarter	$14.58	$12.00
Third Quarter	$15.20	$11.22
Fourth Quarter	$12.41	$9.68
2006
First Quarter (through January 18, 2006)	$13.80	$12.34

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2006.  This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated April 4, 2005, Prospectus Supplement No. 1 dated May 16, 2005, Prospectus Supplement No. 2 dated July 5, 2005, Prospectus Supplement No. 3 dated August 15, 2005, Prospectus Supplement No. 4 dated October 21, 2005, Prospectus Supplement No. 5 dated November 14, 2005, Prospectus Supplement No. 6 dated November 30, 2005, Prospectus Supplement No. 7 dated December 13, 2005 and Prospectus Supplement No. 8 dated January 5, 2006 with respect to the resale of up to 43,328,933 shares of common stock by the selling stockholders named therein.

See “Risk Factors” beginning on page 11 of the Prospectus for risk factors relevant to an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 19, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

January 13, 2006

Date of report (Date of earliest event reported)

FIELDSTONE INVESTMENT CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Maryland	000-50938	74-2874689
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11000 Broken Land Parkway, Suite 600
Columbia, Maryland 21044

(Address of Principal Executive Offices)

(410) 772-7200

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operation.

Item 1.01 Entry into a Material Definitive Agreement.

On January 16, 2006, Fieldstone Investment Corporation’s (“FIC” or the “Company”) mortgage origination subsidiary, Fieldstone Mortgage Company (“FMC”), announced that it has entered into a definitive Asset Purchase Agreement (the “Asset Purchase Agreement”) with Wausau Mortgage Corporation (“Wausau”), a wholly owned subsidiary of The Sunset Companies, L.P., to sell certain assets used solely by FMC’s conforming mortgage lending division (“Broad Street”) to Wausau and that Wausau will assume certain liabilities of Broad Street (the “Asset Sale”).  The Asset Sale relates to certain assets associated with the leases on and furniture and equipment located at (i) Broad Street’s divisional headquarters office in San Antonio, Texas, (ii) all of Broad Street’s wholesale offices and (iii) seven of its retail offices (the “Acquired Offices”). The Asset Sale does not include FMC’s conforming retail offices in North Carolina, Tennessee, Maryland and Virginia.

Under the Asset Purchase Agreement, Wausau will acquire (i) the rights to all written loan applications for first lien, residential mortgage loans accepted for processing or underwriting by FMC as of the closing date which have not yet been cancelled, closed or funded by FMC which were originated from the Acquired Offices (the “Mortgage Loans”), (ii) furniture and equipment owned by FMC at the Acquired Offices, and (iii) all intellectual property rights related to the use of the name “Broad Street”.  Wausau will pay to FMC $100,000 for the acquired furniture and equipment plus the value of any security deposits in connection with the assumed leases for the Acquired Offices, and Wausau will assume FMC’s obligations under the Mortgage Loans, including any commissions and rate lock obligations payable with respect thereto and FMC’s obligations under certain contracts, including office, furniture or equipment leases related to the Acquired Offices.

The Asset Sale is subject to customary closing conditions, including but not limited to, the receipt of certain state license and regulatory approvals, the hiring of certain key employees and the acceptance of employment by at least 65% of the employees associated with the Acquired Offices who receive offers of employment from Wausau.  The Asset Purchase Agreement may be terminated (i) by mutual consent of the parties, (ii) by either FMC or Wausau if the transaction does not close by February 28, 2006, provided that Wausau may not terminate if the only open condition is the failure to obtain necessary state licenses to operate any of the Acquired Offices in the state in which it is located, or (iii) in any event by either party if the transaction does not close by March 31, 2006.

The Asset Purchase Agreement contains customary representations and warranties of both FMC and Wausau. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by FMC and Wausau in connection with negotiation of the terms of the Asset Purchase Agreement, and may have been included in the Asset Purchase Agreement for the purpose of allocating risk between FMC and Wausau rather than establishing matters as facts. Accordingly, the Asset Purchase Agreement is included with this filing only to provide investors with information regarding the terms of the Asset Purchase Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. The Asset Purchase Agreement should not be read alone, but should instead be read in conjunction with the Company’s filings made with the SEC.

FMC has agreed to indemnify Wausau for losses arising out of (i) any misrepresentation, inaccuracy, or breach of a representation or warranty made by FMC, (ii) the non-fulfillment or non-performance of any covenant under the Asset Purchase Agreement, and (iii) any liabilities of FMC arising before the closing date.  Wausau has agreed to indemnify FMC for losses arising out of (i) any misrepresentation, inaccuracy, or breach of a representation or warranty made by Wausau, (ii) the non-fulfillment or non-performance of any covenant under the Asset Purchase Agreement, (iii) liabilities to employees hired by Wausua arising subsequent to the closing date, (iv) the origination by Wausau after the closing date of loans that were in the pipeline on the closing date and (v) the acquired assets or assumed

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liabilities on or after the closing date, except to the extent arising from actions of FMC prior to the closing date.

The foregoing description of the Asset Sale and Asset Purchase Agreement is qualified in its entirety by the Asset Purchase Agreement and the Press Release, copies of which are attached as Exhibits 2.1 and 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Section 2 – Financial Information.

Item 2.05 Costs Associated with Exit or Disposal Activities.

On January 13, 2006, the Board of Directors (the “Board”) of the Company approved of a plan of disposal to sell, close or otherwise dispose of the assets of the Company’s conforming retail and conforming wholesale segments (the “Broad Street Segments”). In connection with the plan of disposal, FMC entered into an Asset Purchase Agreement, which is more fully described in Item 1.01 of this Current Report on Form 8-K and incorporated herein by reference.  The remaining assets of the Broad Street Segments will be accounted for as held for sale unless all or a remaining portion of the assets are incorporated into the Company’s existing non-conforming retail segments.  As a result of these transactions, management estimates its pre-tax expenses to be approximately $1,045,000, which consist of employee termination costs of $675,000, a loss on the sale of assets of $200,000, costs of facilities and equipment preparation of $100,000, and a $70,000 goodwill impairment charge.  Approximately 74% of the cost estimate is expected to be cash expenses.

The Company will continue to focus on its core non-conforming loan origination and investment portfolio business, and will offer conforming products through its non-conforming retail division.

Item 2.06 Material Impairments.

The information set forth in Item 2.05 is incorporated into this item by reference.

Section 9 – Financial Statements and Exhibits.

Item 9.01 Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description

2.1	Asset Purchase Agreement by and between Fieldstone Mortgage Company, as Seller, and Wausau Mortgage Corporation, as Purchaser, dated January 13, 2006.*
99.1	Press Release announcing sale of certain assets related to its conforming division dated January 16, 2006.

* The Asset Purchase Agreement contains a list briefly identifying the contents of all omitted schedules.  The Company will furnish supplementally a copy of any omitted schedules to the Commission upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIELDSTONE INVESTMENT CORPORATION

Date: January 16, 2006	By:	/s/ Michael J. Sonnenfeld
President and Chief Executive Officer

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FIELDSTONE INVESTMENT CORPORATION

43,328,933 Shares of Common Stock

PROSPECTUS SUPPLEMENT NO. 9

January 19, 2006